EXHIBIT 1

August 19, 2014

     Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that Viatcheslav Mirilashvili may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or Schedule 13D and any amendments thereto in respect of shares of MACROCURE LTD. purchased, owned or sold from time to time by the undersigned.

     Viatcheslav Mirilashvili is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

VAIZRA VENTURES LTD.

By its sole director Y.E.R.H. International Ltd.

By:	/s/ Zeev Holender
Name: Zeev Holender
Title: Director

Agreed:

/s/ Viatcheslav Mirilashvili
Name: Viatcheslav Mirilashvili